September 25, 2019

Kevin Hagen
Chief Executive Officer
PotNetwork Holdings, Inc.
3531 Griffin Road
Fort Lauderdale, FL 33312

       Re: PotNetwork Holdings, Inc.
           Amendment No. 2 to Form 10-12G
           Filed August 16, 2019
           Form 10-Q for Fiscal Quarter Ended June 30, 2019
           File No. 000-55969

Dear Mr. Hagen:

        We issued comments to you on the above captioned filings on September 4, 2019. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 10, 2019.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Tonya K. Aldave at (202) 551-3601 or Dietrich King at
(202) 551-8071
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Healthcare & Insurance
cc:    Jonathan D. Leinwand, Esq.